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                              March 30, 2022

       Edward E. Jacobs, M.D.
       Chief Executive Officer
       Bioadaptives, Inc.
       2620 Regatta Drive, Suite 102
       Las Vegas, NV 89128

                                                        Re: Bioadaptives, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 18,
2022
                                                            File No. 024-11819

       Dear Dr. Jacobs:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed March 18, 2022

       General

   1.                                                   We note your response
to comment two, including your statement that    Mr. Epling was
                                                        not a promoter
connected with the issuer in any capacity at the time of filing,    and reissue
                                                        in part. We note your
disclosure in footnote six on page 30 states that Mr. Epling is
                                                        President of the Breath
of Life Foundation and that the Breath of Life Foundation holds
                                                        9,628,568 shares of
your common stock. In addition, we note that Mr. Epling appears to be the chief executive
officer of Ferris Holding Inc. (   Ferris Holding   ) based off of your
                                                        previously filed
exhibits 6.1 and 6.2 and Ferris Holding is entitled to certain royalty payments under each
license agreement with you. Please review Rules 262 and 405 and provide a legal
analysis as to whether Mr. Epling was a promoter connected with
 Edward E. Jacobs, M.D.
Bioadaptives, Inc.
March 30, 2022
Page 2
      Bioadaptives in any capacity at the time of its Regulation A filing,
given Mr. Epling   s
      apparent connections with the Breath of Life Foundation and Ferris
Holding.
       Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameEdward E. Jacobs, M.D.
                                                           Division of
Corporation Finance
Comapany NameBioadaptives, Inc.
                                                           Office of Life
Sciences
March 30, 2022 Page 2
cc:       Eric Newlan
FirstName LastName